From:

Su Zhi Da

Global Seed Corporation

6533 S. Briar Bayou

Houston, Texas 77072

To: Securities and Exchange Commission

Washington, D.C. 20549

September 9, 2013

Re: Global Seed Corporation

item 4.01 Form 8-K

filed August 30, 2013

File No. 333-177157

Dear Heather Clark,

In reference to the above captioned matter, we have file an amended 8-K to cover the interim period from the date of the last audited financial statements through the date of our former auditor retired.

Sincerely,

/s/ Su Zhi Da

Su Zhi Da,

CEO/CFO/ Chief Financial Officer